                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Fiscal Year Ended December 31, 2001 and 2000

                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934


             COMMISSION FILE NUMBER 1-11846


    A. Full title of the Plan:
                APTARGROUP, INC. PROFIT SHARING AND SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      APTARGROUP, INC.
                      475 West Terra Cotta Avenue, Suite E
                      Crystal Lake, Illinois 60014
                      Telephone: (815) 477-0424

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------

                                                                       Page
                                                                       ----
Report of Independent Accountants                                         1

Financial statements:


Statements of Net Assets Available for
  Benefits, at December 31, 2001 and 2000                                 2

Statement of Changes in Net Assets Available
  for Benefits, for the year ended December 31, 2001                      3

Notes to Financial Statements                                           4-9

Supplemental schedule:

Assets Held for Investment Purposes at the end of
  December 31, 2001 (Schedule 4i)                                        10

Consent of Independent Accountants                                    Exhibit 23

Note: All other schedules of additional financial information require by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


To the Participants and
Administrative Committee of the
AptarGroup, Inc.
Profit Sharing and Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
Chicago, Illinois

June 7, 2002

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS
                          AT DECEMBER 31, 2001 AND 2000
                          -----------------------------

                                                    2001              2000
                                              ---------------    --------------
Assets:
   Investments, at fair value                 $    56,924,139    $   52,747,489
   Participant loans                                1,933,064         1,662,612
   Contributions Receivable:
     Participant                                      191,846           385,274
     Employer                                          55,517           119,877
                                              ---------------    --------------

   NET ASSETS AVAILABLE FOR BENEFITS          $    59,104,566    $   54,915,252
                                              ===============    ==============


        The accompanying notes are an integral part of these statements.

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                      ------------------------------------

                                                                   2001
                                                             ---------------

   Income from investments:
     Dividends                                               $       994,999
     Interest                                                        150,746


   Net depreciation in fair value of assets                       (3,649,849)

   Contributions:
     Participant                                                   4,099,875
     Employer                                                      1,383,678

   Plan transfer in                                                4,985,805
                                                             ---------------

   Total Additions                                                 7,965,254
                                                             ---------------


   Benefits paid to participants                                  (3,739,256)

   Administrative expenses                                           (36,684)
                                                             ---------------

   Total Deductions                                               (3,775,940)
                                                             ---------------


   Net increase in net assets available
     for benefits for the period                                   4,189,314

   Net assets available for benefits, beginning
     of the period                                                54,915,252
                                                             ---------------

   Net assets available for benefits, end
     of the period                                           $    59,104,566
                                                             ===============


        The accompanying notes are an integral part of these statements.

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
                           --------------------------

NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The AptarGroup, Inc., Profit Sharing and Savings Plan (the "Plan"), established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company, consisting of Company employees.

During the year two plans of the Emsar subsidiary were merged into the Plan. On November 1, 2001 the Philson Plan was merged with and into the Plan. On December 20, 2001 the Emson Plan was merged with and into the Plan. The participant account balances from the Philson Plan and the Emson Plan were merged into the existing participant accounts under the Plan, creating one account under the Plan for each participant.

As of October 1, 2001, a full-time employee becomes eligible to participate on the first day of the month following 30 days of service. A part-time employee becomes eligible to participate after completion of 1000 hours of service in any consecutive twelve-month period. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 16 percent of earnings (subject to Internal Revenue Code limitations). Participants' earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

Contributions

The amount of Employer contributions is determined annually by the Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits. The Company matched 50% of participant contributions up to the first 6% for the years ended December 31, 2001 and 2000.

Fidelity Management Trust Company is the trustee for the AptarGroup, Inc. Profit Sharing and Savings Plan, which includes the following investment funds available to participants:

Retirement Government Money Market Fund- Assets included in this fund are
---------------------------------------
invested in U.S. government securities and repurchase agreements for those securities. The goal of this fund is to preserve a level of current income as is consistent with the security of principal and liquidity.

Magellan Fund- Assets included in this fund are primarily invested in common
-------------
stock and securities convertible into common stock with the intention of seeking capital appreciation.

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
                           --------------------------

Managed Income Fund- Assets included in this fund are primarily invested in
-------------------
investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. The goal of this fund is to preserve a principal investment while earning interest income.

Growth and Income Fund- Assets included in this fund are normally invested in
----------------------
common stock with a focus on those that pay current dividends and show potential for capital appreciation.

Overseas Fund- The fund normally invests at least 65% of total assets in foreign
-------------
securities, and invests primarily in common stock. The goal of the fund is to increase the value of investment over the long term through capital growth.

Asset Manager- Assets included in this fund are invested in all basic types of
-------------
U.S. and foreign investments including, but not limited to: stocks, bonds, and short-term and money market instruments. The goal of this fund is to provide high total return with reduced risk over the long term.

Small Cap Independence Fund- The fund normally invests at least 65% of total
---------------------------
assets in securities of companies with small market capitalizations. The fund will normally invest in common stock. The goal of the fund is capital appreciation.

AptarGroup Stock Fund- Assets included in this fund are invested in the stock of
---------------------
the employer or its affiliates. Performance of this stock is directly tied to the performance of the company as well as to that of the stock market as a whole.

A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Retirement Government Money Market Fund and Managed Income Fund.

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
                           --------------------------

Vesting

Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. When a participant terminates employment for any reason other than retirement after age 65, death, or disability, the nonvested amounts of the Employer contributions will be used to reduce contributions of the Employer. The amounts of such forfeitures in each of the years ending December 31, 2001 and 2000 were $31,048 and $35,857, respectively. Nonvested amounts for participants who terminate employment for any reason other than retirement after age 65, death, or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in services as defined by the Plan agreement.

Further information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description, which is available from the Plan Administrator.

Participant Loans

The Plan provides that a participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the participant's vested account balance or $50,000. Each participant loan is evidenced by a note and is considered an investment to that participant's respective account. Each participant note carries an interest rate equal to the prime rate plus one percent (at December 31, 2001 interest rates on outstanding notes ranged from 6.0% to 10.5%) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments

All investments are stated at current market prices in actively traded markets. Participant loans are valued at cost, which approximates fair market value.

Contributions

Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
                           --------------------------

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

Security Transactions and Investment Income

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation or depreciation consists of realized and unrealized gains and losses. Realized losses and gains are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis. Unrealized losses and gains are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year.

Reconciliation of Financial Statements to Form 5500

The Plan follows the method of reporting benefit payment obligations proscribed by the American Institute of Certified Public Accounts (AICPA) in its guidance for accounting and disclosure by benefit plan. Based on this accounting method, participant distributions payable at the year-end are not presented as a liability in the Statement of Net Assets for Plan Benefits. This treatment may result in a difference between benefit payments in the Plan's form 5500 and the benefit payments reported in the financial statements. There were no benefit obligations payable at December 31, 2001 or 2000.

Trustee and Administrative Expenses

Expenses incurred in the administration of the Plan and Marquette Investment Manager fees are paid by the Company, except for loan service fees, which are paid by the participants.

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
                           --------------------------

NOTE 3 - RELATED PARTY TRANSACTIONS
-----------------------------------

Related party transactions consisted of loans made to participants and investments in the AptarGroup Stock Fund. Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Fidelity for the trustee and investment management services amounted to $3,535 and $0 for the years ended December 31, 2001 and 2000, respectively. These transactions are not prohibited transactions as defined under ERISA.

NOTE 4 - FEDERAL INCOME TAX STATUS
----------------------------------

The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - RISKS AND UNCERTAINTIES
--------------------------------

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE 6 - AMENDMENT AND TERMINATION OF PLAN
------------------------------------------

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment.

Although it has not expressed any intent to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time. In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their Accounts as of the date of the termination of the Plan. If a Member remains an Employee of the Company or Affiliates following the termination of the Plan, his benefits shall remain in the Trust Fund until his Severance from Service and then shall be paid to him in accordance with the provisions of the Plan.

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000
                           --------------------------

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

NOTE 7 - INVESTMENTS
--------------------

The fair values of individual investments that represent 5% or more of the Plan's assets are as follows:

                                                     December 31,
                                              ----------------------------
                                                 2001             2000
                                                 ----             ----

   Money Market Fund -
     Fidelity Retirement Government
     Money Market Fund                       $ 12,831,819     $ 7,093,061

   Magellan Fund -
     Fidelity Magellan Fund Portfolio          20,664,700      23,280,124

   AptarGroup Stock Fund -
     AptarGroup, Inc. Stock                     7,197,157       5,860,831

   Growth and Income Fund -
     Fidelity Growth and Income                11,372,792      12,576,503

                                                                     Schedule 4i

                                APTARGROUP, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                         -------------------------------

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         AT THE END OF DECEMBER 31, 2001
                         -------------------------------

                                               Description
          Identity of Issue                   of Investment        Fair Value
  -----------------------------              ---------------      -------------
   *Fidelity Retirement
     Government Money Market
     Portfolio                                 Mutual Fund         $ 12,831,819

   *Fidelity Magellan Fund
     Portfolio                                 Mutual Fund           20,664,700

   *AptarGroup, Inc. Stock                     Common Stock           7,197,157

   *Fidelity Growth and Income
     Portfolio #027-0254927262                 Mutual Fund           11,372,792

   *Fidelity Managed Income
     Fund                                      Mutual Fund            2,407,965

   *Fidelity Overseas Fund                     Mutual Fund            1,153,073

   *Fidelity Asset Manager                     Mutual Fund              975,957

   *Fidelity Small Cap Independence            Mutual Fund              320,676

   *Participant Loans -                        Loan                   1,933,064
     Range of interest rates 6.0% - 10.5%                          ------------

                                                                   $ 58,857,203
                                                                   ============

* Party-in-interest

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    AptarGroup, Inc.


                                    By: AptarGroup, Inc., as Plan Administrator

                                    By: /s/ Lawrence Lowrimore
                                    ---------------------------------
                                    Lawrence Lowrimore
                                    Vice President-Human Resources

June 26, 2002

                                  EXHIBIT INDEX

Exhibit No.         Description                              Sequential Page No.
-----------         -----------                              -------------------

23                  Consent of Independent Accountants               13